EXHIBIT 5
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                             STEEL PARTNERS II, L.P.
                              750 Lexington Avenue
                                   27th Floor
                            New York, New York 10022



                                October 19, 1995



   To:  The Board of Directors
        Kinark Corporation
        7060 South Yale Avenue
        Tulsa, Oklahoma  74101

Att'n:  Paul R. Chastain, President

Gentlemen:

        In response to your letter of October 17, 1995 (the "Letter") to Steel Partners II, L.P. ("Steel") and based upon the indication of the Board of Directors of Kinark Corporation ("Kinark"), set forth in the Letter, that it prefers to obtain the funds necessary to complete the Rogers acquisition through a rights offering to existing shareholders, together with a standby commitment, Steel hereby submits the following proposal. The item numbers below are generally responsive to the item numbers in the Letter.

        1.  Steel   understands  that  Kinark  proposes  to  proceed  with  its contemplated offering to shareholders of non-transferable rights to purchase additional shares of the Company's common stock (the "Rights Offering"). Steel also proposes that each Right carry with it the right to subscribe at the Subscription Price for additional shares that are not


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otherwise  purchased  through  the  exercise  of Rights  ("the  Oversubscription
Privilege").   If  the  number  of  shares   subscribed   for  pursuant  to  the
Oversubscription Privilege exceeds the number of shares available, the shares subject to the Oversubscription Privilege would be allocated, on a pro rata basis, in proportion to the number of shares that are subscribed for by shareholders participating in the Oversubscription Privilege. In connection with the Rights Offering, and as further described below, Steel hereby commits to act as a "standby" purchaser, for an aggregate of $6 million in total, inclusive of the aggregate price paid for any and all shares for which it subscribes pursuant to the Rights Offering (including shares subscribed for pursuant to the Oversubscription Privilege). The source of funds for this commitment shall be working capital available to Steel. The within proposal is not subject to any financing or due diligence condition.

        2. Steel prefers, as suggested by the foregoing, to invest in Kinark on an equity basis only. Steel would consider other alternatives for its investment; however, since Steel believes an appropriate Rights Offering is in the best interests of all Company shareholders, no such alternatives are presented with this proposal. The within proposal does not contemplate that Steel would receive any commitment or other fees, whether in


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the form of warrants or otherwise, for acting as a standby purchaser in the
Rights Offering.

        3. It is Steel's understanding that Kinark estimates that approximately $9.8 million is needed, in all, to purchase all outstanding capital stock of Rogers, and that approximately $5.4 million is needed to consummate the existing contract to acquire a majority of its outstanding shares pursuant to the existing stock purchase agreements with the Simpson Inter Vivos Trusts. Whether there will be a "gap" between the funds to be raised in the contemplated Rights Offering, and the funds required to consummate the purchase of all outstanding Rogers capital stock, cannot, of course, be known at this time. But it appears obvious that such a gap, if any, will be appreciably smaller than $3.8 million, i.e., the maximum possible amount which the Company could require if Steel's equity proposal is accepted. Based upon its knowledge of the financial markets, Steel believes that, if Kinark determines to accept the within proposal, the Company will have a substantially strengthened balance sheet and, in all likelihood, would be able to fund the balance required to acquire the minority interests in Rogers through traditional bank financing (based, of course, on a much stronger balance sheet) and/or the redeployment of existing equity. Nevertheless, Steel confirms its willingness to use its


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best efforts to provide financing in an amount equal to the shortfall, if any, should the same prove necessary. Steel is prepared to discuss this minor issue, and attempt to come to a definitive agreement with respect to it now, or leave it for discussion for another time.



         4. Steel is prepared to participate with other purchasers who, like Steel, are willing to provide standby commitments. However, since Steel does not know whether there are such purchasers, or the number thereof, Steel reserves the right to modify the within proposal based upon the level of participation by others and whether they are existing shareholders or not. Steel would be willing to participate in a standby commitment in which participations are made proportionate to the current stock ownership of each such participant. Steel would also consider other bases to allocate standby commitments.

         5. In the event that Kinark locates other standby purchasers, Steel would be willing to invest less than the $6 million contemplated hereby, based, of course, on the level of interest expressed by others and/or the level of their current holdings in the Company.



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         6. For its agreement to provide a standby commitment of $6 million, and on the assumption it is the sole standby purchaser, Steel would request (a) the right to designate two (2) directors on a Board to be comprised of not more than eight (8) directors and (b) the right to designate one (1) director on an Executive Committee of the Board to be comprised of not more than three (3) directors. In the event that the Company takes down the full $6 million contemplated hereby, and on the assumption it is the sole standby purchaser, Steel would request (a) the right to designate two (2) directors on a Board to be comprised of not more than six (6) directors (or three (3) directors on a Board to be comprised of not more than nine (9) directors) and (b) the right to designate one (1) director on an Executive Committee of the Board to be comprised of not more than three (3) directors. Steel's designated representatives would be affiliated with it.

         7. Consummation of the within proposal is contingent upon Kinark's obtaining all necessary and appropriate consents and approvals, including consents from its board of directors and its shareholders, if required. The within offer is subject to each of the conditions as set forth in the registration statement filed by Kinark with the Securities and Exchange Commission ("Commission") on September 15, 1995, other than the condition that no stockholder shall own beneficially after the Rights


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Offering more than 20% of the outstanding shares of the Company's common stock.
For purposes of submitting this proposal, Steel has assumed (i) that there have been no material adverse changes in the Company's financial condition, business or prospcsts and (ii) that there have been no undisclosed related party contracts or transactions.

         8. For information concerning Steel and its ownership in Kinark, reference is made to its Schedule 13D, as amended, as filed with the Commission.

         9. Steel would consider providing minority shareholder assurances in addition to those contained under the Delaware General Corporate Law and the American Stock Exchange rules, including, without limitation, that Steel or its designees on the Board (i) shall not receive any fees from Kinark other than customary directors fees paid to outside directors and (ii) shall not engage in any related party transactions. Steel will also review and address any other specific concerns that Kinark might identify.

         The within proposal reflects the discussion we had with Kinark's Board of Directors, at its meeting of October 16, 1995. We believe that this proposal fully addresses the issues and

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questions raised that day. However, as before, Steel remains ready, willing and interested to continue to meet with the Board of Directors or any designated committee thereof to discuss the within proposal, any of its prior proposals or how an alternative transaction could be structured to ensure that Kinark has the necessary funds to complete the Rogers transaction, on terms and conditions which are the best available to Kinark and its shareholders.

         Steel reiterates its request that it be treated equally with any and all other parties which are or may be interested in providing standby commitments or other forms of financing to Kinark. Among other things, because he is financially interested in the outcome, we request that the Company confirm in writing that Mr. Crimmins will be excluded from Kinark's review of this and any other competing proposals which the Company may receive.

         Kinark's Board of Directors has again raised concerns about Steel's ability to consummate the within proposal within the time frame required by the Rogers transaction. For the record, Steel reconfirms that it is ready and, since it submitted its proposal on September 13, 1995, that it has been ready to negotiate and quickly conclude a transaction with Kinark which is in the best interests of all Kinark shareholders. The within


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proposal is made on the understanding that Kinark wishes and intends to proceed with a rights offering, substantially as contemplated in its September 15, 1995 registration statement. If for any reason Kinark decides not to proceed with its rights offering as contemplated, Steel requests that Kinark immediately advise Steel of that fact so that Steel may offer other alternatives to the Board of Directors, including, without limitation, proposals comparable to or better than proposals or opportunities discussed with other investors as to which Steel has no knowledge.

         Steel's representatives, Warren Lichtenstein and Lawrence Butler, remain available at any time to answer any questions of the Board of Directors with regard to its proposals. We can be reached at (212) 446-5217. Very truly yours,

                             Steel Partners II, L.P.


                              By: /s/ Lawrence Butler
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                                  Lawrence Butler